

September 6, 2022

Joseph P. Adams, Jr.
Chairman and CEO
FTAI Finance Holdco Ltd.
1345 Avenue of the Americas
45th Floor
New York, New York 10105

   Re: FTAI Finance Holdco Ltd.
    Registration Statement on Form S-4
    Filed August 12, 2022
    File No. 333-266851

Dear Mr. Adams:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed on August 12, 2022

Q. What are the conditions to completion of the merger?, page 9

1. Elaborate upon the recapitalization terms with a view to understanding how the ownership structure will change (i.e. explain what ownership interests FTAI and the general partner had prior to the recapitalization) and what impact it will ultimately have on the public common and preferred stockholders of FTAI, given that it appears that the recapitalization will have downstream effects upon the interests ultimately held by the public stockholders. Explain the purpose for the recapitalization.

Questions and Answers About the Special Meeting, page 10

2.   We note your disclosure on page 10 that the Master GP will hold 0.01% of your ordinary shares. Please clarify, if true, here and on page 50 where there is similar disclosure that this 0.01% is of your outstanding ordinary shares and describe what impact, if any, it may have on holders of your ordinary shares.

U.S. Federal Income Tax Considerations of the Merger, page 14

3.   Given your disclosure that the receipt of Company shares is generally not expected to be a taxable event for U.S. Holders, tell us why you are not providing an opinion of counsel to that effect. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Risk Factors
Risks Related to the Merger, page 18

4.   We note in this section your risk factor titled "*Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.*" Please also include a risk factor addressing that the Cayman Islands is now on the Financial Action Task Force, so called, "grey list" of anti-money laundering jurisdictions as well as the European Commission's list of anti-money laundering "high-risk third countries."

5.   We note that you discuss the risks of holding interests in a company that is subject to the Cayman Companies Act, as compared to the DGCL, as well as the changes to related organizational documents. Revise to also discuss the risks of holding interests in a corporation as opposed to a limited liability company or tell us why such disclosure is not necessary.

There are conflicts of interest in our relationship with our Manager, page 34

6.   Elaborate upon your reference to Seacastle Inc., with a view to putting this risk in context.

7.   Clarify whether the Master GP's compensation arrangements will continue following the merger and whether the terms of such payments have been materially amended. In this regard, we note your disclosure elsewhere that the existing arrangements with Master GP will be terminated, and you will enter into the Services and Profit Sharing Agreement, pursuant to which Fortress will receive incentive payments, however, its not clear how the terms of such payments may differ.

While we currently intend to pay regular quarterly dividends to our shareholders, we may change our dividend policy at any time, page 40

8.   Elaborate upon your historical dividends here or cross-reference to the disclosure that appears elsewhere in your prospectus. Clarify how the recently completed spin-off is

likely to impact such future dividends.

The Merger Proposal, page 49

9. We understand that before the merger the issuer is a subsidiary of Fortress Worldwide Transportation and Infrastructure General Partnership and that the merger plan includes a step to convert Fortress Worldwide Transportation and Infrastructure General Partnership into an LLC and then merging it with FTAI Finance Holdco Ltd. Please include additional disclosure in this section on the conversion of Fortress Worldwide Transportation and Infrastructure General Partnership from a partnership into a LLC and how the partnership's ownership of FTAI Finance Holdco Ltd. shares transfers into the LLC prior to the merger with FTAI Finance Holdco Ltd.

10. Revise your organizational charts to depict the percentage ownership on a voting and economic basis, before and after the merger, distinguishing the ownership interests of the public shareholders.

FTAI's Board of Directors' Reasons for Approval of the Merger, page 52

11. You appear to give conflicting reasons for and against the merger as it relates to the tax consequences. Please revise to elaborate upon these factors, and clarify whether you are referring to tax consequences to you as compared to holders of your securities.

Interests of FTAI's Directors and Officers in the Merger, page 53

12. Quantify the interests that you discuss here, with a view to depicting how the merger will impact any existing or new conflicts of interest.

Executive Compensation
FTAI Nonqualified Stock Option and Incentive Award Plan
Summary of the Plan, page 103

13. We note your disclosure here that the options and "Tandem Options" issued to management will become fully vested and exercisable upon a "change of control." If the merger will qualify as a "change of control," please ensure that the shares provided by these options are clearly disclosed in the Beneficial Ownership section of the registration statement.

Beneficial Ownership of Securities
Security Ownership of Certain Beneficial Owners and Management of the Company, page 107

14. We note on this page that the Fortress Worldwide Transportation and Infrastructure General Partnership has a beneficial ownership of 99,378,771 ordinary shares of the Company. However, Fortress Worldwide Transportation and Infrastructure General Partnership, or its successor LLC, are not included in the Post-Merger Security Ownership of Certain Beneficial Owners and Management of the Company table. Please explain or

clarify how the 99,378,771 ordinary shares pre-merger are accounted for post-merger.

Post-Merger Security Ownership of Certain Beneficial Owners and Management of the Company, page 107

15.   Explain why the beneficial ownership interest of Fortress Investment Group LLC and certain affiliates does not include shares the Master GP will receive in connection with the Holdco Merger, as indicated in the footnote to the table and, in an appropriate place in your disclosure, depict this ownership interest.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Schwartz